

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Mr. Sam H. Lindsey, Jr.
Biofuels Power Corporation
20550 Townsen Blvd., Suite 250
Humble, Texas 77338

      Re: **Biofuels Power Corporation**
            Form 10-K for the fiscal year ended December 31, 2010
            Filed April 15, 2011
            File No. 0-52852

Dear Mr. Lindsey:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 9A Controls and Procedures, page 40

1. We note your statement that management assessed the effectiveness of your internal control over financial reporting as of December 31, 2009. Please clarify why management did not assess the internal control over financial reporting as of December 31, 2010.

2. We note your statement that you believe, as of December 31, 2010, that your internal control over financial reporting is effective. In light of the material weaknesses you identified with respect to your disclosure controls and procedures, please tell us how you concluded that your internal control over financial reporting was effective.

<u>Exhibits 31.1 and 31.2</u>

3. Please revise future filings to remove the title and company name from the first line of the certification so that you identify the certifying individual by name only. See Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, to me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief